AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

WP TRITON CO-INVEST, L.P.

By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By: /s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

WP TRITON INVESTMENT, L.P.

By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By: /s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

WARBURG PINCUS (CALLISTO-A) GLOBAL GROWTH (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global
Growth GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global
Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman),
L.P., its managing member

By: Warburg Pincus (Bermuda) Private
Equity GP Ltd., its general partner

By: /s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

WARBURG PINCUS (EUROPA)
GLOBAL GROWTH (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global
Growth GP, L.P., its general partner
By: Warburg Pincus (Cayman) Global
Growth GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman),
L.P., its managing member
By: Warburg Pincus (Bermuda) Private
Equity GP Ltd., its general partner

By: /s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

WARBURG PINCUS
GLOBAL GROWTH-B (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global
Growth GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global
Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman),
L.P., its managing member

By: Warburg Pincus (Bermuda) Private
Equity GP Ltd., its general partner

By: /s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

WARBURG PINCUS
GLOBAL GROWTH-E (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global
Growth GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global
Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman),
L.P., its managing member

By: Warburg Pincus (Bermuda) Private
Equity GP Ltd., its general partner

By: /s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

**WARBURG PINCUS GLOBAL
GROWTH PARTNERS (CAYMAN), L.P.**

By: Warburg Pincus (Cayman) Global
Growth GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global
Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman),
L.P., its managing member

By: Warburg Pincus (Bermuda) Private
Equity GP Ltd., its general partner

By: /s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

**WP GLOBAL GROWTH PARTNERS
(CAYMAN), L.P.**

By: Warburg Pincus (Cayman) Global
Growth GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global
Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman),
L.P., its managing member

By: Warburg Pincus (Bermuda) Private
Equity GP Ltd., its general partner

By: /s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

WARBURG PINCUS (CAYMAN)
GLOBAL GROWTH GP, L.P.

By: Warburg Pincus (Cayman) Global
Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman),
L.P., its managing member

By: Warburg Pincus (Bermuda) Private
Equity GP Ltd., its general partner

By: /s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

WARBURG PINCUS (CAYMAN)
GLOBAL GROWTH GP LLC

By: Warburg Pincus Partners II (Cayman),
L.P., its managing member

By: Warburg Pincus (Bermuda) Private
Equity GP Ltd., its general partner

By: /s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

WARBURG PINCUS PARTNERS II
(CAYMAN), L.P.

By: Warburg Pincus (Bermuda) Private
Equity GP Ltd., its general partner

By: /s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

WARBURG PINCUS (BERMUDA)
PRIVATE EQUITY GP LTD.

By: /s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

WARBURG PINCUS LLC

By: /s/ Harsha Marti
Name: Harsha Marti
Title: General Counsel and Managing
Director